Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Baytex Energy Corp. ("Baytex" or the "Company")
2800, 520 – 3rd Avenue SW
Calgary, Alberta  T2P 0R3

2.	Date of Material Change:

May 10, 2012

3.	News Release:

Press release issued on May 10, 2012 by Baytex and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

Baytex announced that Anthony Marino, President and Chief Executive Officer, was leaving Baytex and that Raymond Chan, Executive Chairman, had assumed the additional duties of Chief Executive Officer on an interim basis.

5.	Full Description of Material Change:

Baytex announced that Anthony Marino, President and Chief Executive Officer, was leaving Baytex.  Mr. Marino will assist as necessary to facilitate an effective leadership transition.

Baytex also announced that Raymond Chan, Executive Chairman of the Company, had assumed the additional duties of Chief Executive Officer on an interim basis. The Board of Directors of Baytex will conduct a search immediately for a President and Chief Executive Officer.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102: N/A

7.	Omitted Information: N/A

8.	Executive Officer:

For further information, please contact:

Raymond T. Chan
Executive Chairman and Interim Chief Executive Officer
Baytex Energy Corp.

Telephone:  (587) 952-3000

Fax:  (587) 952-3029

9.	Date of Report:

May 18, 2012